SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                             TECH LABORATORIES, INC.
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    878249101
                                    ---------
                                 (CUSIP Number)


                                 January 7, 2004
       ------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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                                                               Page 2 of 4 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Endeavour Capital Investment Fund S.A. None
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION: The Bahamas
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                          5.   SOLE VOTING POWER
                               949,961 shares
    NUMBER OF   ----------------------------------------------------------------
     SHARES               6.   SHARED VOTING POWER
  BENEFICIALLY                 None.
    OWNED BY    ----------------------------------------------------------------
 EACH REPORTING           7.   SOLE DISPOSITIVE POWER
  PERSON WITH                  949,961 shares
                ----------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None.
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   949,961 shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

      The aggregate amount in Row 9 represents the maximum amount of shares that The Endeavour Capital Investment Fund S.A. may beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion of The Endeavour Capital Investment Fund S.A.'s Convertible Note would exceed this restriction.
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      9.99%
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12.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer.

               TECH LABORATORIES, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices.

              955 Belmont Avenue
               North Haledon, New Jersey 07508

Item 2(a).     Names of Person Filing.

               The Endeavour Capital Investment Fund S.A.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               Cumberland House
               #27 Cumberland Street
               Nassau, New Providence
               The Bahamas

Item 2(c).     Citizenship.

               The Bahamas

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                                                               Page 3 of 4 Pages

Item 2(d).     Title of Class of Securities.

               Common Stock, $0.01 par value per share.

Item 2(e).     CUSIP Number.

               878249101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    N/A

Item 4.        Ownership.

         (a)      Amount beneficially owned by reporting person: 949,961 shares

         (b)      Percent of Class: 9.99%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to direct the vote: 949,961 shares

                  (ii)     Shared power to vote or to direct the vote: none.

                  (iii) Sole power to dispose or direct the disposition of the Common Stock: 949,961 shares of common stock of the Issuer.

                  (iv)     Shared power to dispose or direct the disposition of:
                           none.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which

               Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.


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                                                               Page 4 of 4 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 26, 2004
                                 -----------------------------------------------
                                                     (Date)

                                 /s/ The Endeavour Capital Investment Fund, S.A.
                                 -----------------------------------------------
                                          By: Yanina Rothblatt, Director

                                 /s/ Yanina Rothblatt
                                 -----------------------------------------------
                                                   (Signature)